ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

# «СУРГУТНЕФТЕГАЗ»

*Расчетный счет № 40702810000000100368*
*в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,*
*МФО банка (БИК) 047144709,*
*кор. счет банка №* [redacted] *ЧН 8602060555*

«24» ______ № 46-118

02028864

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAY 06 2002
WASH. D.C. 164 SECTION

**[hand over personally by courier]**
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas OJSC (File No. # 82-4302-Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from a full set of accounts under Rule 12g3-2(b) adopted as an amendment to the Securities Exchange Act of 1934, we would like to **to inform you about the change in the list of the legal entities where JSC Surgutneftegas owns a share.** Please, find enclosed the news bulletin, published in the Appendix to "Bulletin of the Federal Commission on Securities Market of Russia" # 30 (443), dated 19.04.2002.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov,** on phone **(7 095) 928 52 71** or **Andrey Serebriakov,** on **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 2 pages.

Yours sincerely,

Andrey Serebriakov

Deputy Head of
Securities Department

dl 5/8

| | | | | | |
|---|---|---|---|---|---|
| *628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1* | *Тел.:* | *42-61-33 42-60-30* | *1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400* | *Tel.:* | *42-61-33 42-60-30* |
| | *Телекс* | *735525 SEVER RU* | | *Telex* | *735525 SEVER RU* |
| | *Факс* | *42-64-95* | | *Fax* | *42-64-95* |
| | *Телетайп* | *314594 SEVER RU* | | *Teletype* | *314594 SEVER RU* |

Российская Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

# «СУРГУТНЕФТЕГАЗ»

*Расчетный счет № 40702810000000100368*
*в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,*
*МФО банка (БИК) 047144709,*
*кор. счет банка № 30101810600000000709, ИНН 8602060555*

«24» 04 2002г. №46-118

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, **уведомляем Вас об изменении в списке юридических лиц, в которых ОАО «Сургутнефтегаз» владеет долей участия**, а также прилагаем перевод на английский язык текста информационных сообщений, опубликованных в Приложении к Вестнику ФКЦБ России № 30 (443), от 19.04.2002 года.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 2 листах в 1 экз.

С уважением,

Андрей Н. Серебряков
Заместитель начальника
управления ценных бумаг


| | | | | | |
|---|---|---|---|---|---|
| *628400, Российская Федерация, Тюменская область, г.Сургут, ул.Кукуевицкого, 1* | *Тел.:* | *42-61-33 42-60-30* | *1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation, Zip Code 628400* | *Tel.:* | *42-61-33 42-60-30* |
| | *Телекс* | *735525 SEVER RU* | | *Telex* | *735525 SEVER RU* |
| | *Факс* | *42-64-95* | | *Fax* | *42-64-95* |
| | *Телетайп* | *314594 SEVER RU* | | *Teletype* | *314594 SEVER RU* |

## Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

***Открытое акционерное общество "Сургутнефтегаз"***
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут***
Код эмитента: ***00155-А***

Дата появления факта (события, действия): ***5.04.2002***
Код факта (события, действия): ***0400155А05042002***

***- Полное фирменное наименование юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: общество с ограниченной ответственностью "Юрьевскнефть";***

***- Место нахождения юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Россия, Тюменская область, Ханты-Мансийский автономный округ, город Сургут;***

***- Почтовый адрес юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Промзона, трест "Сургутнефтегеофизика", А/Я 23, г.Сургут, Тюменская обл., Россия, 628400;***

***- Доля эмитента в уставном капитале (доля акций) ООО "Юрьевскнефть":***

***- До изменения: 50%;***

***- После изменения: 100%;***

***- Дата, с которой произошло изменение доли в уставном капитале (доли акций): 5 апреля 2002 года.***

***И.о. генерального директора*** ***Н.И. Матвеев***

## The information on the significant fact (event, action) relevant to the financial and economic activity of the Issuer

***Open Joint Stock Company «Surgutneftegas»***
Location: ***the city of Surgut, Tyumenskaya Oblast, the Russian Federation***
The Issuer's code: ***00155-A***

The date of fact (event, action): ***5.04.2002***
The code of fact (event, action): ***0400155A05042002***

- ***Full corporate name of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Limited Liability Company "Yurievskneft";***
- ***Location of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russia;***
- ***Mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Promzona, "Surgutneftegeofizika" Trust, P.O.Box 23, Surgut, Tyumenskaya Oblast, 628400, Russia;***
- ***The Issuer's share in the charter capital (equity share) of "Yurievskneft" Ltd:***
- ***Before change: 50%;***
- ***After change: 100%;***
- ***The date when the share in the charter capital (equity share) was changed: April 5, 2002.***

***Acting Director General*** ***Nikolai I. Matveev***

*This document was compiled based on Electronic Questionnaire of Russia's Federal Commission for the Securities Market*